UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Notice of Issuance of Preferred Shares

Tokyo, January 27, 2005 — Mitsubishi Tokyo Financial Group, Inc. (Director, President and CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces that at the meeting of its Board of Directors held today, the Board resolved to issue preferred shares by means of third party allocation as follows:

1.	Name	First series of Class 3 Preferred Shares (the “Preferred Shares”)

2.	Number of shares to be issued	100,000 shares

3.	Issue price	¥2,500,000 per share

4.	Aggregate amount of the issue price	¥250,000,000,000

5.	Amount accounted to stated share capital	¥1,250,000 per share

6.	Subscription date	February 16, 2005 (Wednesday)

7.	Payment date	February 17, 2005 (Thursday)

8.	Initial date for dividend accrual	February 17, 2005 (Thursday)

9.	Allocation and number of shares to be allocated	The Preferred Shares will be allocated to the Company’s principal shareholders. The matter as to the shareholders to be allocated and the number of shares to be allocated is left to the discretion of a Representative Director of the Company.

10.	Preferred dividends	(1)¥60,000 per share (the “Preferred Dividends”); provided, that the Preferred Dividends on the Preferred Shares for the period beginning February 17, 2005 and ending March 31, 2005 will be ¥7,069 per share.

(2) In a given fiscal year, if the aggregate amount of the Preferred Dividends paid to the holders of Preferred Shares (the “Preferred Shareholders”) or the registered pledgees of Preferred Shares (“Registered Preferred Share Pledgees) is less than the amount of the Preferred Dividends, the unpaid amount will not be carried over to, or accumulated in, subsequent fiscal years.

(3) The Company will not pay dividends to the Preferred Shareholders or Registered Preferred Share Pledgees in excess of the Preferred Dividends.

11.	Preferred interim dividends	¥30,000 per share (the “Interim Preferred Dividends”.)

The purpose of this press release is to make a general public statement of the issuance and sale of shares of the Preferred Stock. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the “Securities Act”). The Preferred Stock will not be and has not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. The matter referred to in this press release relates to the issuance and sale of shares of Preferred Stock in Japan, and they are not offered or sold in the United States.

12.	Distribution of residual assets	(1) The Company will pay ¥2,500,000 per share to the Preferred Shareholders or Registered Preferred Share Pledgees prior to the holders of Ordinary Shares, registered pledgees of Ordinary Shares or holders of Fractional Ordinary Shares.

(2) The Company will not make a distribution of residual assets to the Preferred Shareholders or Registered Preferred Share Pledgees, other than the amount mentioned in (1) above.

13.	Voting Rights	The Preferred Shareholders will not have voting rights at any general meetings of shareholders, unless otherwise provided in laws and regulations (including Article 242, paragraph 1 of the Commercial Code before the effectiveness of the amendment thereto November 2001 (Law No. 128 of 2001)).

14.	Consolidation or split of the Preferred Shares, and subscription rights, etc.	(1) The Company will not consolidate or split the Preferred Shares, unless otherwise provided by laws or regulations.

(2) The Company will not grant pre-emptive rights for new shares or bonds with stock acquisition rights to the Preferred Shareholders.

15.	Retirement of the Preferred Shares	(1) The Company may, at any time, purchase the Preferred Shares and retire them at the purchase price by appropriation of retained earnings distributable to shareholders.

(2) The Company may, at any time on and after February 18, 2010, redeem all or part of the Preferred Shares at ¥2,500,000 per share. In case of a partial redemption, it will be effected by way of lot or other method.

16.	Order of priority	The Preferred Dividends, the Interim Preferred Dividends and distribution of residual assets in respect of the Preferred Shares will rank pari passu with those of the Company’s Class 1 Preferred Shares and Class 4 Preferred Shares.

17.	Each of the above terms is subject to notifications and approvals based on applicable laws and regulations becoming effective.

Contact:

Mitsubishi Tokyo Financial Group, Inc.

Corporate Communications Office

Tel: 03-3240-9059

The purpose of this press release is to make a general public statement of the issuance and sale of shares of the Preferred Stock. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the “Securities Act”). The Preferred Stock will not be and has not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. The matter referred to in this press release relates to the issuance and sale of shares of Preferred Stock in Japan, and they are not offered or sold in the United States.

<For reference>

1.	Change in the aggregate number of outstanding shares

Aggregate number of outstanding shares as of the present date	Ordinary Shares	6,545,353.37 shares (as of January 27, 2005)

	Class 1 Preferred Shares	40,700 shares

	Class 3 Preferred Shares	0 share

	Class 4 Preferred Shares	0 share

	Total	6,586,053.37 shares (as of January 27, 2005)

Number of shares to be issued	Class 3 Preferred Shares	100,000 shares

Aggregate number of outstanding shares after the capital increase	Ordinary Shares	6,545,353.37 shares

	Class 1 Preferred Shares	40,700 shares

	Class 3 Preferred Shares	100,000 shares

	Class 4 Preferred Shares	0 share

	Total	6,686,053.37 shares

2.	Background of the capital increase and use of proceeds

(1)	Background

To increase the Company’s equity capital.

(2)	Use of Proceeds

To be applied to the Company’s capital injection to The Bank of Tokyo-Mitsubishi, Ltd., a wholly owned subsidiary of the Company.

(3)	Impact on the Company’s results of operation

As the net proceeds will be applied to the capital injection to The Bank of Tokyo-Mitsubishi, Ltd., a wholly owned subsidiary of the Company, the Company believes that the issuance of the Preferred Shares will enhance its, and The Bank of Tokyo-Mitsubishi, Ltd.’s, growth and profitability.

The purpose of this press release is to make a general public statement of the issuance and sale of shares of the Preferred Stock. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the “Securities Act”). The Preferred Stock will not be and has not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. The matter referred to in this press release relates to the issuance and sale of shares of Preferred Stock in Japan, and they are not offered or sold in the United States.

3.	Distribution of profits to shareholders, etc.

(1)	Basic policy on profit distribution

Given the public nature of a bank holding company, it is the Company’s policy to endeavor to maintain stable dividends while focusing attention on improving the Company’s overall strength in order to bolster its corporate strength from the viewpoint of sound management.

(2)	Policy on determining dividend amounts

Based on the basic policy mentioned above, the Company will determine dividend amounts taking into account its results of operations, the economic environment, etc.

4.	Equity financing during the past three years

(1)	Equity offering
	Public offering on March 12, 2003
	Number of shares issued	Ordinary shares	454,000 shares
	Issue price		¥455,600
	Amount accounted to share stated capital		¥227,800

	Capital increase by means of third party allocation on March 27, 2003
	Number of shares issued	Ordinary shares	35,694 shares
	Issue price		¥455,600
	Amount accounted to share into stated capital		¥227,800

(2)	Share price for the past three fiscal years and immediately prior to the issuance of the Preferred Shares

	Year ended/ending March 31,
	2002	2003	2004	2005
Opening	¥1,180,000	¥802,000	¥445,000	¥1,050,000
High	¥1,350,000	¥1,060,000	¥1,080,000	¥1,230,000
Low	¥688,000	¥438,000	¥351,000	¥800,000
Closing	¥792,000	¥450,000	¥1,030,000	¥984,000
PER	x76.4	x172.4	x114.4	—

(Note) 1.	Share price for the year ending March 31, 2005 is stated as of January 26, 2005
2.	PER is calculated by dividing the closing share price at the end of each fiscal year by the net income per share for that fiscal year.

The purpose of this press release is to make a general public statement of the issuance and sale of shares of the Preferred Stock. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the “Securities Act”). The Preferred Stock will not be and has not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. The matter referred to in this press release relates to the issuance and sale of shares of Preferred Stock in Japan, and they are not offered or sold in the United States.